UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               VAIL RESORTS, INC.
                               ------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    91879Q109
                                    ---------
                                 (CUSIP Number)

                                 March 31, 2004
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 10 Pages
                              Exhibit List: Page 9

                                  SCHEDULE 13G

CUSIP No.  91879Q109                                          Page 2 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  APOLLO SKI PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          6,114,542
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         6,114,542
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,114,542

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    17.3%

12       Type of Reporting Person (See Instructions)

                                    PN

                                  SCHEDULE 13G

CUSIP No.  91879Q109                                          Page 3 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  APOLLO INVESTMENT FUND, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          6,114,542
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         6,114,542
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,114,542

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    17.3%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

                                  SCHEDULE 13G

CUSIP No.  91879Q109                                          Page 4 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  APOLLO ADVISORS, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          6,114,542
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         6,114,542
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,114,542

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    17.3%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

                                                              Page 5 of 10 Pages

Item 1(a)         Name of Issuer:

                  Vail Resorts, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  Post Office Box 7, Vail, Colorado 81658

Item 2(a)         Name of Person Filing:

                  This Statement is being filed jointly by (i) Apollo Ski Partners, L.P., a Delaware limited partnership ("Ski Partners"), (ii) Apollo Investment Fund, L.P., a Delaware limited partnership ("Investment Fund"), and
(iii) Apollo Advisors, L.P., a Delaware limited partnership ("Advisors"). Ski Partners, Investment Fund and Advisors are referred to collectively as the "Reporting Persons."

                  Investment Fund is the general partner of Ski Partners. Advisors serves as the managing general partner of the Investment Fund. Apollo Capital Management, Inc., a Delaware corporation ("Capital Management"), is the general partner of Advisors.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is Two Manhattanville Road, Purchase, New York 10577.

Item 2(c)         Citizenship:

                  1)    Ski Partners is a Delaware limited partnership;

                  2)    Investment Fund is a Delaware limited partnership; and

                  3)    Advisors is a Delaware limited partnership.

Item 2(d)         Title of Class of Securities:

                  Common stock, $0.01 par value per share (the "Shares").

Item 2(e)         CUSIP Number:

                  91879Q109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                              Page 6 of 10 Pages

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of March 31, 2004, Ski Partners, Investment Fund and Advisors may be deemed to be the beneficial owner of the 6,114,542 Shares held for the account of Ski Partners.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of Ski Partners, Investment Fund and Advisors may be deemed to be the beneficial owner constitutes 17.3% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

   Ski Partners
   ------------
   (i)       Sole power to vote or direct the vote:                    6,114,542
   (ii)      Shared power to vote or to direct the vote                        0
   (iii)     Sole power to dispose or to direct the disposition of     6,114,542
   (iv)      Shared power to dispose or to direct the disposition of           0

   Investment Fund
   ---------------
   (i)       Sole power to vote or direct the vote:                    6,114,542
   (ii)      Shared power to vote or to direct the vote                        0
   (iii)     Sole power to dispose or to direct the disposition of     6,114,542
   (iv)      Shared power to dispose or to direct the disposition of           0

   Advisors
   --------
   (i)       Sole power to vote or direct the vote:                    6,114,542
   (ii)      Shared power to vote or to direct the vote                        0
   (iii)     Sole power to dispose or to direct the disposition of     6,114,542
   (iv)      Shared power to dispose or to direct the disposition of           0


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item 7 is not applicable.

                                                              Page 7 of 10 Pages

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  This Item 10 is not applicable.

                                                              Page 8 of 10 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     April 2, 2004                 APOLLO SKI PARTNERS, L.P.

                                        By:     Apollo Investment Fund, L.P.,
                                                Its General Partner

                                        By:     Apollo Advisors, L.P.,
                                                Its Managing General Partner

                                        By:     Apollo Capital Management, Inc.,
                                                Its General Partner


                                        By:     /s/ Michael D. Weiner
                                                --------------------------------
                                                Michael D. Weiner
                                                Vice President

Date:     April 2, 2004                 APOLLO INVESTMENT FUND, L.P.

                                        By:     Apollo Advisors, L.P.,
                                                Its Managing General Partner

                                        By:     Apollo Capital Management, Inc.,
                                                Its General Partner


                                        By:     /s/ Michael D. Weiner
                                                --------------------------------
                                                Michael D. Weiner
                                                Vice President

Date:     April 2, 2004                 APOLLO ADVISORS, L.P.

                                        By:     Apollo Capital Management, Inc.,
                                                Its General Partner


                                        By:     /s/ Michael D. Weiner
                                                --------------------------------
                                                Michael D. Weiner
                                                Vice President

                                                              Page 9 of 10 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.   Joint Filing  Agreement  dated as of April 2, 2004,  by and among
     Apollo Ski Partners,  L.P.,  Apollo  Investment  Fund,  L.P., and
     Apollo Advisors, L.P.................................................    10

                                                             Page 10 of 10 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that this statement on Schedule 13G with respect to the common stock of Vail Resorts, Inc., dated as of April 2, 2004, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:     April 2, 2004                 APOLLO SKI PARTNERS, L.P.

                                        By:     Apollo Investment Fund, L.P.,
                                                Its General Partner

                                        By:     Apollo Advisors, L.P.,
                                                Its Managing General Partner

                                        By:     Apollo Capital Management, Inc.,
                                                Its General Partner


                                        By:     /s/ Michael D. Weiner
                                                --------------------------------
                                                Michael D. Weiner
                                                Vice President

Date:     April 2, 2004                 APOLLO INVESTMENT FUND, L.P.

                                        By:     Apollo Advisors, L.P.,
                                                Its Managing General Partner

                                        By:     Apollo Capital Management, Inc.,
                                                Its General Partner


                                        By:     /s/ Michael D. Weiner
                                                --------------------------------
                                                Michael D. Weiner
                                                Vice President

Date:     April 2, 2004                 APOLLO ADVISORS, L.P.

                                        By:     Apollo Capital Management, Inc.,
                                                Its General Partner


                                        By:     /s/ Michael D. Weiner
                                                --------------------------------
                                                Michael D. Weiner
                                                Vice President